Boucherville, October 7, 2010

Mr. Donald F. Delaney
United States Securities and Exchange Commission                                      VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Strateco Resources Inc.
Form 10-K for the year ended December 31, 2009
Filed March 16, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010
File No. 0-49942
Request for additional delay regarding the Letter of comments dated September 28, 2010

Sir,

The present letter has for purpose to request an additional delay of 10 business days in order to answer the letter of comments dated September 28, 2010. Several comments require the contribution of several persons in order to answer correctly. Please note that October 11, 2010 is not a business day in Canada but the Canadian Thanksgiving holiday.

The Company will use its best efforts to try to answer all comments and to amend if necessary Form 10-K for the year ended December 31, 2009 and Forms 10-Q for Fiscal Quarters ended March 31, 2010 and June 30, 2010 within this additional delay.

Best regards,

/s/ Guy Hébert

Guy Hébert, President
Strateco Resources Inc.

Strateco Resources Inc.
1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1
Tel: (450) 641-0775 * Fax: (450) 641-1601